October 21, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:        Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated September 23, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010 and July 20, 2010 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010 and Form 10-Q for the Quarterly Period Ended June 30, 2010 (each a “Form 10-Q” and together with the Form 10-K, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

United States Securities and Exchange Commission

Attn: Melissa Walsh

October 21, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview Results , page 38

1.	Comment: You state in prior comment 3 that no specific disclosures were made in your Form 10-K because the impact of the change in sponsor mix was not material to your results of operations. Tell us how you considered the impact of the change in sponsor mix on your trends (i.e., deferred service revenue that is recognized ratably). We note your disclosure in your Form 10-Q for the quarterly period ended June 30, 2010 regarding the negative impact of this change on your Adjusted EBITDA. In this regard, explain why you believe the impact was not material to your trends at the time of preparing your Form 10-K.

Response: In the preparation of the Form 10-K, revenue associated with issuance, i.e., amortization of deferred service revenue, increased $15.5 million or 10% in Canadian Dollars, driven by growth in AIR MILES reward miles issued in prior years. As a result of this increase in revenue, in preparing the Form 10-K, the Company did not believe the change in sponsor mix had a material impact on its results of operations. Also, at that time, the Company expected higher issuance growth in future periods, and thus minimal impact on the overall trend for the service element when preparing the Form 10-K. Please refer also to the Company’s response to question 2 of the Comment Letter contained herein.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2010 Third Quarter and Full-Year Outlook, page 32

2.	Comment: We note the disclosure added to your MD&A as outlined in your response to prior comment 3. Consider explaining that while you believe that your reward program tends to be resilient during economic swings that there would be an impact to your sponsor mix that could result in lower-priced miles being issued. In addition, expand your discussion of your results to also explain why a change in sponsor mix impacts your margins. In this regard, you should indicate that the change in sponsor mix results in more lower-priced miles being issued. You should also explain the reason for this change in sponsor mix and whether this change has continued into 2010.

Response: In future filings, the Company will enhance its disclosures as follows:

“While we believe that the AIR MILES Reward Program tends to be resilient during economic swings, macroeconomic factors, such as the overall health of the Canadian economy, may impact collector behavior.

United States Securities and Exchange Commission

Attn: Melissa Walsh

October 21, 2010

Therefore, we could experience an impact to our sponsor mix resulting in lower-priced miles being issued, which could impact our operating margins. In the latter part of 2008 and 2009, we started to see a shift in the sponsor mix and given the deferred nature of our revenue recognition, this impact is expected to be reflected in results of operations for the second half of 2010. In 2010, we have seen a slight positive shift in the sponsor mix.”

3.	Comment: We note that you identified miles issued as a key metric and have included related disclosure regarding this metric. Tell us whether you consider revenue per mile redeemed to be a key metric (i.e., without breakage impact). This metric appears to have had a significant impact on your revenue and on your growth rates. Please advise.

Response: Changes in redemption revenue per mile are impacted by changes in the exchange rate from Canadian to U.S. Dollars, the number of miles redeemed, the amortization of breakage revenue, and the amortization of the deferred revenue related to the conversion of a split fee sponsor to a non-split fee sponsor, which was fully amortized in the third quarter of 2010. As such, the Company does not believe that revenue per mile redeemed excluding only the breakage impact is a key metric. The Company believes the key metrics in the AIR MILES Reward Program are driven by volume, both AIR MILES reward miles issued and redeemed.

4.	Comment: We note your disclosure that you expect LoyaltyOne to report a decline in year-over-year adjusted EBITDA primarily due to the run-off of deferred revenue related to the conversion of a certain split-fee to non-split fee program. You indicate in a response to prior comment 10 that this program conversion resulted in a reduction of deferred breakage to be recognized as revenue. Tell us and disclose the nature or reason for the conversion effect and the “run off” trend impact. Please ensure that your disclosure clarifies that you will continue to recognize a reduced amount of revenue associated with breakage as compared to historical periods. In addition, since the trends in your breakage revenue and redeemed revenue are in different directions, explain why you do not separately disclose and analyze amounts recognized for each of these revenue streams.

Response: Upon conversion of the split fee sponsor to a non-split fee sponsor, there was a reduction in the amount of deferred revenue associated with breakage as a result of the change in estimate of breakage from one-third to 28%. This was offset by the deferred revenue resulting from the conversion of the split fee sponsor to a non-split fee sponsor. The deferred revenue associated with the transaction was recognized as these AIR MILES reward miles were subsequently redeemed. Comparatively, breakage revenue is amortized ratably over 42

United States Securities and Exchange Commission

Attn: Melissa Walsh

October 21, 2010

months. With the recent decreases in the growth rate of issuance for AIR MILES reward miles, the deferred revenue associated with breakage did not increase at the same rate as the deferred revenue from the conversion was being recognized. In 2009, the net impact of this was approximately $7 million—an amount that the Company did not believe was material as compared to either its consolidated revenue or segment revenue.

For the remainder of 2010, the Company anticipates that breakage revenue in Canadian Dollars will continue to grow, but not at a rate to compensate for the amount of deferred revenue associated with the conversion of the split fee sponsor to a non-split fee sponsor, which was fully amortized in the third quarter of 2010. To address the net impact for the remainder of 2010, the Company made the following disclosure in its Form 10-Q for the period ending June 30, 2010.

“LoyaltyOne is expected to report a year-over-year decline in adjusted EBITDA primarily due to the run-off of deferred revenue related to the conversion of a certain split fee to non-split fee program.”

Historically the Company has made the following disclosure:

“In May 2008, the Loyalty Services segment secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal (“BMO”), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company’s estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required. However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company’s estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the mile.”

In future filings, the Company will enhance its disclosure as follows:

“Deferred revenue associated with the conversion of the split fee sponsor to a non-split fee sponsor was recognized as AIR MILES reward miles were redeemed. This was fully amortized in the third quarter of 2010.

United States Securities and Exchange Commission

Attn: Melissa Walsh

October 21, 2010

Comparatively, revenue associated with breakage is recognized ratably over 42 months. Although our deferred breakage element continues to build, the growth rate has been impacted by weak issuances in the latter part of 2009 and the first half of 2010. We believe this will negatively impact our redemption revenue. Based upon AIR MILES reward miles issuance forecasts, the negative impact of this should moderate by mid-2011.”

Additionally, to the extent trends within our redemption revenue are significant, the Company will separately disclose and analyze amounts recognized for the respective revenue streams in our MD&A and enhance our disclosures in future filings as follows:

“Redemption. Revenue decreased $0.4 million, or 0.3%, to $120.4 million for the three months ended September 30, 2010. Redemption revenue in local currency (Canadian dollars) decreased approximately CAD $7.4 million. Redemption revenue was negatively impacted by a decline in the run-off of deferred revenue related to the conversion of a certain split-fee to non-split fee program of CAD $18.4 million. This decrease was offset by an increase in redemption revenue of CAD $11.0 million consistent with the increase in miles redeemed of 8.6%.”

Results of Continuing Operations

Three months ended June 30, 2010 compared to the three months ended June 30, 2009

Segment Information

Adjusted EBITDA, page 39

5.	Comment: For your Private Label Services and Credit segment, please explain your computations of adjusted EBITDA margins on a conformed basis to exclude securitization funding costs for the three and six months ended June 30, 2009. In this regard, explain how removing the securitization funding costs for 2009 results in a lower margin than reported. Ensure that your explanation adequately addresses the change in adjusted EBITDA margin on a conformed basis. In addition, please reconcile your disclosure that funding costs for the three and six months ended June 30, 2009 were $103.6 million and $197.6 million, respectively, to your disclosures of 2009 funding costs on pages 37 and 42.

Response: The adjusted EBITDA margin for 2009 was impacted by the securitization funding costs and the 2009 net losses, both of which are added back to revenue on a conformed presentation. Private Label Services and Credit’s adjusted EBITDA margin has improved on a comparative basis, as that segment has seen an increase in its gross yield and growth in the portfolio.

United States Securities and Exchange Commission

Attn: Melissa Walsh

October 21, 2010

The Company provided a reconciliation of the conformed presentation of revenue and adjusted EBITDA for 2009 by quarter in its Form 8-K furnished to the Commission on March 31, 2010 to provide comparative data to its 2010 results.

A reconciliation and respective calculations are detailed below.

Three Months Ended	2010	2009	Change	% Change
Revenue - as reported	343.3	156.8	186.5	118.9%
Net losses - as disclosed on p. 37		103.6
Funding costs - as disclosed on p. 37		34.9

Revenue - conformed presentation	343.3	295.3	48.0	16.2%

Three Months Ended	2010	2009	Change	% Change
Adjusted EBITDA - as reported	133.2	61.0	72.2	118.4%
Funding costs - as disclosed on p. 37		34.9

Adjusted EBITDA conformed presentation	133.2	95.9	37.3	38.9%

Adjusted EBITDA Margin	38.8%	38.9%	-0.1%
Adjusted EBITDA Margin - conformed presentation	38.8%	32.5%	6.3%

Six Months Ended	2010	2009	Change	% Change
Revenue - as reported	682.5	346.0	336.5	97.3%
Net losses - as disclosed on p. 42		197.6
Funding costs - as disclosed on p. 42		68.4

Revenue - conformed presentation	682.5	612.0	70.5	11.5%

Six Months Ended	2010	2009	Change	% Change
Adjusted Ebitda - as reported	273.0	148.5	124.5	83.8%
Funding costs - as disclosed on p. 42		68.4

Adjusted EBITDA - conformed presentation	273.0	216.9	56.1	25.9%

Adjusted EBITDA Margin	40.0%	42.9%	-2.9%
Adjusted EBITDA - conformed presentation	40.0%	35.4%	4.6%

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn
Charles L. Horn,
Executive Vice President and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201